Endurance Specialty Holdings Ltd.

Waterloo House

100 Pitts Bay Road

Pembroke HM 08, Bermuda

June 19, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:     Nicholas P. Panos, Senior Special Counsel

Geoff Kruczek, Attorney-Advisor

RE:	Aspen Insurance Holdings Limited
Schedule TO-T filed by Endurance Specialty Holdings Ltd.
Filed June 9, 2014
File No. 005-79396

Endurance Specialty Holdings Ltd.
Registration Statement on Form S-4
Filed June 9, 2014
File No. 333-196596

Dear Messrs. Panos and Kruczek:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 17, 2014 regarding the Registration Statement on Form S-4 and the Schedule TO-T each as originally filed by Endurance Specialty Holdings Ltd. (the “Company”) on June 9, 2014, the Company hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ENDURANCE SPECIALTY HOLDINGS LTD.

By:	/s/ John V. Del Col
Name:	John V. Del Col
Title:	General Counsel and Secretary